Exhibit 99.3

Mike Barry Video Transcript

As you have heard by now, we have entered into an agreement to combine with Houghton International. I believe this is a great opportunity for both businesses, and that this integration will create a stronger, more diverse, new company that can deliver more to our customers and shareholders. This combination will greatly broaden our product portfolio, service capabilities, industry knowledge, and R&D expertise globally. In addition, I expect that it will accelerate new product development and enable growth in key markets and geographies. I’d like to take a few minutes to talk to you about the announcement and what it means for us over the coming months.

For those of you who aren’t familiar with Houghton, they are a global company that is over 150-years-old delivering advanced metalworking fluids and services. Headquartered in Valley Forge, Pennsylvania, USA, they employ 2000 Associates in 33 countries. Once combined with Houghton, we will double our size, enhance our product and service offerings and global reach, and greatly broaden our ability to serve our customers.

Houghton’s primary businesses serve the automotive, aerospace, primary metals, metalworking fluids, mining, machinery, offshore, and beverage industries. They have over 15,000 customers around the world, and have built a strong reputation as a trusted, long-term partner. These characteristics complement Quaker’s core market approach – positioning us to better assist our customers through additional capacity, and by broadening our range of value-added business solutions.

Houghton has a broad product offering that addresses a full range of customer applications. Both Quaker and Houghton have abundant product and application expertise, complementary technology, and, most importantly, talented associates with customer-centric cultures. By making the most of these shared strengths, we broaden our product portfolios — which will enhance our ability to serve our customers and better position us for continued growth. And as the Chairman and CEO of this new combination, it is my intent that we will work together to capitalize on our joint best practices, which are inherent in the long successful histories of both companies.

With all of this being said, here are what I see as the key benefits of forming one company:

First, we will expand and grow our business. This expansion – whether it be through more products, broadened capabilities, a larger global footprint, or anything else that comes from combining the businesses – will enhance our ability to reach and serve our customers and provide value to shareholders.

Second, once we integrate the two businesses, we will have the ability to improve our performance, increase the speed of R&D innovation, learn from best practices of both companies, and better use the resources we have. Both companies bring an exceptional set of technical skills and expertise to the combined company, and we will work to maximize the value this combination brings.

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Third, of course there are financial objectives associated with this deal, including both improved bottom-line results from increased sales, as well as cost savings we anticipate from combining these two companies. As mentioned in our press release, which you can find on quakerchem.com, we anticipate there will be approximately $45 million in cost savings after the deal closes, driven primarily by efficiencies related to raw materials and supply chain, streamlining the combined organizations, and other third-party cost reductions. It’s important to remember that no changes will be made until after closing, which I anticipate will be by Q4 2017 or Q1 2018.

Again, it‘s important to recognize that the process of combining our companies will take some time to complete.

As you know, today we announced the signing of an agreement which proposes to combine Houghton and Quaker. Because of the size of the transaction, it is subject to customary closing conditions, including regulatory approvals and an affirmative vote from Quaker shareholders. We anticipate the process of closing the deal to be completed by Q4 2017 or Q1 2018. So while we have announced an agreement to combine with Houghton, we will remain completely separate companies and each will operate autonomously until the deal actually closes. So it’s business as usual right now.

During this time we are, however, permitted to plan for integration. That means that it’s okay for a few of us to collaborate on some integration plans, but the actual integration of operations must wait for closing. There will be no changes implemented until after closing. At that time, we will begin the integration process, which itself may take a year or even more to complete.

I believe this combination is a great opportunity for our two great companies. I want to thank each of you for your commitment to our company, and our shared history of excellent performance. Without your support and achievements, we would not be in the position to make this exciting announcement today. There are five key things I want each of us to remember as we prepare for and progress through this transaction:

First, it’s important for all associates in both companies to remember that until the deal closes, we must operate “business as usual,” and it’s critical that we continue to operate as separate, stand-alone companies.

Second, as I’ve already mentioned, there will be no changes made until after closing which is anticipated in Q4 2017 or Q1 2018, and it will take time after that to put all changes in place.

Third, as with any merger or acquisition, these activities can be distracting, but we must remain focused on achieving our 2017 goals.

Fourth, no matter what is going on in our business, there can be no compromise on safety, and we will continue to act with integrity, treat others with respect, and use all of our core values to govern our decisions and behavior.

Fifth and finally, my goal, and the goal of the entire Management Executive Committee, is to ensure that we communicate well during this process. In the coming days, we will be scheduling meetings and webinars to further discuss the transaction. I would like each of you to take the time to participate in these critical sessions. We will do our best to answer your questions, but there will be some that we cannot answer yet. We will work through this together, and we will communicate the progress of the project at least monthly. You will receive these updates from your manager, the MEC, and through a dedicated section on QNET.

Thank you again for your commitment and support. Have a good day.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Quaker will file a proxy statement with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Quaker with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement, once available, and of Quaker’s other filings with the Commission may also be obtained from the Company by directing a request to:  Victoria K. Gehris, Investor Relations, +1.610.832.4246.

Quaker and its directors, executive officers and other members of its management may solicit proxies from its shareholders in favor of the transaction. Information concerning such persons who may be considered participants in the solicitation of Quaker’s shareholders under the rules of the Commission will be set forth in the definitive proxy statement to be filed by Quaker with the Commission in connection with the transaction.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in such statements. A major risk is that demand for the Company's products and services is largely derived from the demand for its customers' products, which subjects the Company to uncertainties related to downturns in a customer's business and unanticipated customer production shutdowns. Other major risks and uncertainties include, but are not limited to, significant increases in raw material costs, customer financial stability, worldwide economic and political conditions, foreign currency fluctuations, significant changes in applicable tax rates and regulations, future terrorist attacks and other acts of violence. Other factors, including those related to the transaction, could also adversely affect us including, but not limited to:

•	the risk that Quaker shareholders may not approve the proposed transaction;
•	the risk that a required regulatory approval will not be obtained or is subject to conditions that are not anticipated or acceptable to us;
•	the potential for regulatory authorities to require divestitures in connection with the proposed transaction, which would result in a smaller than anticipated combined business;
•	the risk that a closing condition to the proposed transaction may not be satisfied in a timely manner;
•	risks associated with the financing of the transaction;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement;
•	potential adverse effects on Quaker’s business, properties or operations caused by the implementation of the transaction;
•	Quaker’s ability to promptly, efficiently and effectively integrate Houghton’s operations into those of Quaker;
•	risks related to the disruption of each Company’s time from ongoing business operations due to the proposed transaction; and,
•	the outcome of any legal proceedings that may be instituted against the companies following announcement of the merger agreement and transactions contemplated therein.

Therefore, we caution you not to place undue reliance on our forward-looking statements.

For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 1A of our 2016 Form 10-K, and in our quarterly and other reports filed from time to time with the Commission. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date on which we issued this report. We do not intend to, and we disclaim any duty or obligation to, update or revise any forward-looking statements to reflect new information or future events or for any other reason

This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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